Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following update was distributed to employees of the Company on April 27, 2018:

HENRY SCHEIN ANIMAL HEALTH Global Animal Health Update Dear Team: As we come to an end of a busy week, I want to reflect on the announcement of our planned spin-off and merger with Vets First Choice to form a new, independent publicly traded company – Vets First Corp. The potential of this new company is vast. It provides a single value chain that connects manufacturers with veterinarians with customers and their pets. We expect that the combined company will be able to use sophisticated data analytics to improve prescription compliance and drive economic growth for veterinary offices, thereby driving growth for our manufacturing partners and for the team. That’s just a few of the reasons why I am personally excited to be joining Vets First Corp. We anticipate that this merger will make the customer experience even better. We will bring together the best from Henry Schein Animal Health and the best from Vets First Choice to create a unique new company that will drive growth for the veterinarian, using data and other technologies to increase patient compliance and identify growth opportunities for the veterinarian. While Vets First Choice is already well-established in the United States, there is a unique growth opportunity for us in Europe, Australia, and the rest of the world. We plan to accelerate deployment of the Vets First model internationally. Vets First Choice is focused on companion animal and equine, so now there are opportunities for growth with our customers and vendors in the production animal space, as well as in new geographies. You heard this week from Fran, Mike, David, Chris, and Tim, that as exciting as the Vets First Corp. news is, it remains “business as usual.” We need to stay focused on achieving the business and financial goals we set out at the beginning of the year. Our strategic priorities remain unchanged, including our brand equity focus. I recently visited the Kruuse facility in Denmark, where we have invested in new Buster Collar manufacturing units (photo below). Growing our own and controlled brands is as important as ever. We will provide further updates on our integration plans with Vets First Choice over the coming months. To this end, we are putting together a structured plan to address integration and coordinate communication. All communication must be coordinated through our legal team. In the meantime, stay focused on executing on our plan – our customers expect that of us. Thank you, as always, for your dedication and hard work. Our future is brighter by the day. Best regards, Peter

HENRY SCHEIN ANIMAL HEALTH Global Animal Health Update Additional Information and Where to Find It In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/ prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.